UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: December 9, 2009
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 – Results of Operations and Financial Condition.

On December 9, 2009, Timberline Resources Corporation announced consolidated financial results for its fourth quarter of fiscal year 2009 and year ended September 30, 2009.

The press release attached as Exhibit 99.1 hereto is incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 2.02, including Exhibit 99.1, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure.

On December 9, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Announces 2009 Financial Results and Looks Ahead to 2010." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.   Description
99.1*   Press Release of Timberline Resources Corporation dated December 9, 2009.

  * - Furnished to, not filed with, the Commission pursuant to Items 2.02 and 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy
       Randal Hardy
       Chief Executive Officer, Chief Financial Officer
       and Director

Date: December 9, 2009

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated December 9, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Announces 2009 Financial Results and Looks Ahead to 2010

December 9, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") today announced consolidated financial results for its fourth fiscal quarter and its fiscal year ended September 30, 2009.

For the fourth fiscal quarter, Timberline reported total consolidated revenues of $5.03 million and a consolidated after-tax net loss of $1.60 million. Timberline's contract drilling subsidiaries, Timberline Drilling Incorporated ("Timberline Drilling") and World Wide Exploration, S.A. de C.V. ("World Wide") reported combined revenues of $5.03 million and a combined after-tax net income of $0.32 million for the fourth quarter. This marks the second consecutive quarter of positive combined net income for Timberline's contract drilling subsidiaries.

For the year ended September 30, 2009, Timberline reported consolidated gross revenues of $17.57 million and an overall net loss of $7.31 million, which includes $2.27 million in non-cash charges, $0.49 million in exploration costs and $0.76 million in interest expense. For fiscal year 2009, Timberline Drilling and World Wide reported combined gross revenues of $17.57 million (compared to $31.73 million in 2008), a combined gross operating profit of $1.54 million (compared to $6.79 million in 2008), and a combined after-tax loss of $1.31 million (compared to a loss of $2.14 million in 2008). Timberline's exploration business and main corporate office reported a net loss of $6.00 million (compared to a loss of $7.97 million in 2008).

Timberline CEO Randal Hardy commented, "We are very pleased with where we are as a company. Even though fiscal year 2009 was a very challenging year for Timberline, the mining industry, and the entire global economy, we are beginning fiscal year 2010 with what we believe to be a stronger, more focused, mineral exploration and drilling services business. Our joint venture at our Butte Highlands Gold Project is progressing well and on schedule. The portal has been collared, and the ramp will proceed underground just as soon as the surface construction and site preparation activities are completed. We anticipate that this will occur in January 2010, and we intend to begin our underground drill program in the spring once the underground development has sufficiently advanced and the drill stations have been cut. On the contract drilling side of our business, we have dramatically cut costs and realigned operations in response to a significant reduction in drilling revenues. The successful efforts of our drilling team have resulted in profitable operations in the U.S. for the last two quarters and a solid foundation for increased drilling activity which is anticipated in the coming months."

Mr. Hardy added, "We continue to believe that projects similar to Butte Highlands are a good fit for the unique qualifications of our team and our strategic partners. As we continue to advance the Butte Highlands Gold Project toward production, we are focusing on the evaluation of other development and near-term production projects that have similar characteristics. With our recently completed financing, opportunities for near-term production of gold at historically high gold prices, and the completed restructuring of our contract drilling operations, we believe that Timberline is well-prepared to generate increased shareholder value in 2010."

Timberline's 2009 Annual Report on Form 10-K was filed with the SEC on December 8, 2009. It can be viewed in its entirety on the SEC website which can be accessed from the "Investors" page of the Timberline website at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859